

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Daniel S. Webb
Chief Executive Officer and Chief Financial Officer
Worldwide Webb Acquisition Corp.
770 E Technology Way F13-16
Orem, UT 84097

> **Re: Worldwide Webb Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2021**
> **CIK No. 0001853044**

Dear Mr. Webb:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement submitted May 13, 2021

Notes to Financial Statements
Note 8. Subsequent Events, page F-16

1. Please revise to indicate that you evaluated subsequent events and transactions that occurred after the balance sheet date up to May 13, 2021, consistent with your updated auditor's report.

You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance